UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number: 001-32345

For the month of: JANUARY, 2015

CARDERO RESOURCE CORP.
(Translation of registrant’s name into English)

#2300 – 1177 West Hastings Street
Vancouver, British Columbia, V6E 2K3
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2015	/s/ “Hendrik Van Alphen”
Hendrik Van Alphen, President & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	News Release Dated January 6, 2015 - Cardero Announces New NI 43-101 Resource Estimate for the Current Carbon Creek Joint Venture Property
99.2	Material Change Report